UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

OCWEN FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

675746309

(CUSIP Number)

December 12, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746309

1.	NAMES OF REPORTING PERSONS Roberto Marco Sella
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,480,400 (1)
	6.	SHARED VOTING POWER 341,074 (2)
	7.	SOLE DISPOSITIVE POWER 6,480,400 (1)
	8.	SHARED DISPOSITIVE POWER 341,074 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,474 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of (i) 6,139,326 shares of Common Stock held of record by Roberto Marco Sella and (ii) 341,074 shares of Common Stock held of record by LL Charitable Foundation (the “Foundation”). Roberto Marco Sella serves as President to the Foundation and, in such capacity, has the sole power to vote and dispose of the 341,074 shares of Common Stock held by the Foundation.

(2)	Consists of 341,074 shares of Common Stock held of record by the Roberto Sella 2012 Family Trust (the “Trust”). Francine Sella, Roberto Marco Sella’s spouse, and Roberto Marco Sella’s minor children are beneficiaries of the Trust. Francine Sella is a co-trustee of the Trust and in such capacity, Francine Sella has voting power over and power to dispose of the 341,074 shares of Common Stock held by the Trust. Roberto Marco Sella is not a beneficiary of the Trust.

(3)	This percentage is determined by dividing the number of shares beneficially owned by Roberto Marco Sella by 133,918,693, the number of shares of Common Stock issued and outstanding as of February 22, 2019, as reported in the Issuer’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on February 27, 2019.

Item 1.

(a)	Name of Issuer Ocwen Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409

Item 2.

(a)	Name of Person Filing: Mr. Roberto Marco Sella

(b)	Address of the Principal Business Office or, if none, residence 2929 Arch Street, Ste 325 Philadelphia, PA 19104

(c)	Citizenship Roberto Marco Sella - United States of America

(d)	Title of Class of Securities Common Stock, par value $.01 per share

(e)	CUSIP NO. 675746309

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership.

(a) Amount beneficially owned: 6,821,474 (1)(2)

(b) Percent of class: 5.1% (3)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,480,400 (1)

(ii) Shared power to vote or to direct the vote: 341,074 (2)

(iii) Sole power to dispose or to direct the disposition of: 6,480,400 (1)

(iv) Shared power to dispose or to direct the disposition of: 341,074 (2)

(1) Consists of (i) 6,139,326 shares of Common Stock held of record by Roberto Marco Sella and (ii) 341,074 shares of Common Stock held of record by LL Charitable Foundation (the “Foundation”). Roberto Marco Sella serves as President to the Foundation and, in such capacity, has the sole power to vote and dispose of the 341,074 shares of Common Stock held by the Foundation.

(2) Consists of 341,074 shares of Common Stock held of record by the Roberto Sella 2012 Family Trust (the “Trust”). Francine Sella, Roberto Marco Sella’s spouse, and Roberto Marco Sella’s minor children are beneficiaries of the Trust. Francine Sella is a co-trustee of the Trust and in such capacity, Francine Sella has voting power over and power to dispose of the 341,074 shares of Common Stock held by the Trust. Roberto Marco Sella is not a beneficiary of the Trust.

(3) This percentage is determined by dividing the number of shares beneficially owned by Roberto Marco Sella by 133,918,693, the number of shares of Common Stock issued and outstanding as of February 22, 2019, as reported in the Issuer’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on February 27, 2019.

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Inapplicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

Inapplicable.

Item 9.  Notice of Dissolution of Group.

Inapplicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/20/2019
Date

/s/ Roberto Marco Sella
Roberto Marco Sella